2023 REPORT

Mom Juice


MOM
JUICE

LETTER

Dear investors,

We all wanted the market last year to be the bright light after a hard few years but it wasn't. However, we spent the year hunkering down, reducing spending, increasing our margin, and continuing to do what we know works vs. trying all the new things. It wasn't a "sexy" year or flashy year of business. Of course, we wanted to put up the big numbers but it wasn't the time. Our team has never been more aggressive in going after sales locally and nationally. We've also found great team members on a part-time basis who have helped alleviate the stress of "doing it all" and have moved us into doing it well and building it bigger.This is the year we grow. Target is expanding us to multiple states because we're diligent, Total Wine wants to take us national and Food Lion wants to give us an

additional 400+ stores. We're going to kill it this year and we're so excited about the events, the new stores and new products.

We need your help!

We are looking for investors to help us be in rooms that we're not currently in with stakeholders especially with restaurants, stores, etc.

We're also looking for more opportunities press-wise as the press impresses distributors and retailers. We know that they look at headlines to find the next brand and make sure those brands have legs. Additionally engage with us at our events, on social media, etc., and buy the product to stock your bars at home. The best way to grow this brand (and the least expensive way) is for our equity owners and team members to tell the story and share the product.

Sincerely,

Kristin Taylor

Founder + CEO

Macie Mincey

Co-Founder, Head of Brand

How did we do this year?

REPORT CARD



B+

☺ The Good

Our launch in Target was wonderful! We are selling very well on the shelves and expanding with that retailer

Our margins increased by 9% last year due to relationship-building and thoughtful negotiation.

Our team grew with PT Contractors to take on things like data analytics or event planning which gave us more time to sell!

☹ The Bad

The market was hard, so funding didn't come as easily, so we had to turn down revenue-generating opportunities.

We moved back into the prove-yourself stage while we did our Target test but we made it through.

Revenue was down but our projections were based on being fully funded. However, with strategic debt, we're excited for this year.

2023 At a Glance

January 1 to December 31





$328,195 +300%

-$120,811

Revenue

Net Loss

$186,768 **+474%**
Short Term Debt

$1,131,998
Raised in 2023

$19,000
Cash on Hand
As of 01/24/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$328,195

$82,111

-$120,811

-$329,989

2022   2023

Net Margin: -37%   Gross Margin: 74%   Return on Assets: -26%   Earnings per Share: -$0.12

Revenue per Employee: $164,098   Cash to Assets: 3%   Revenue to Receivables: 498

Debt Ratio: 41%

📄 KT_Winery_Inc_GAAP_Financial_Report_Final.pdf

📄 KT_Winery_Inc_GAAP_Financial_Report_2022-2023.pdf

We  Our 181 Investors

Thank You For Believing In Us

Lewis Scott	Trae Heather	Myrah Mercado	Gordon R Andrews Jr	Kristin Taylor	Jordan Rye
Kenah Hagan	Deliza Rucker	Kristen Virginia…	Hatem Rowaihy	Regina Taylor-Hines	Cassidy Sanchez
Karen Carr	Michael E Jordan Jr	Brenda Ivy	Jerry Harper	Jackie Frederick	Mitchel Turner
Charles Bowie	Dwayne Stowe	Amber Hibbs Bell	Valarie Maxey	Jada Andrade	Talisha Ararsa
Erica Terry	Kezia George	Kimberly Nassiri	Jessica Sinski	Nicole Janvier	Adam Lamb
Shanice Jones	Don Card Jr	George Acheampong	Shelby Powell	The Breaux Family…	Marcia Brown
Heather Dansby	Renee Dacanay	Donna Wafer	Jl Winters	Mubo Ojo	Karla Taylor
Damalie Catherine	Camilia Lewis	Sean Winner	Josephine Pride	Andreé White	Kesha G
Aj Walker	Nick George	Angel C	Mar T	Eliza Diop	Sherwood Jonathas
Shantelle Dockett	Dayna Clarke	Reg "Mr Least" Pugh	Cynthia Nustad	Tae C'imone	Miss Brenda Lee…
Shonita Sullivan	Debra Konmeni	Heath Gordon	Eduardo Mendes…	Phyllis D. Fuller	Tarfaya Harris
Moncellia Scott	Jerry M Watson	Jarrod Brissenden	Manuel S Rostran	Tina Elaine Burnett	Falon Wanless
Gabrielle McNeal	Jay Geddie	Celine Taller	Chinwe Igweatu-…	Shawn Steve Casey	Terri Otley
Tyrone Jones	Emily Bunch	Dana Fidler	Dj Webb	Brenda M. Trezvant	Shonnette Smith
Lauren Rob Geb	Sashanna Marsden	Eric Jones	Ashley Wood	Lauren Hix	Kelli Baze
Alyssa Salzmann	Suzanne Edwards	Shanice Beckles	Emma Steele	Keith Cradle	Bonnie Cook
Dana Ribeiro Miller	Helen Taylor	Kellie Tyler	Ijala Risbrook	Tina Forbez	Tiana Monet Brown
Hindy LaGrone-king	Pavielle B.	Candace Davis	Ieshia White	Kayla Carter	Britney Littleton
Alana Griffin	Li Hawkins	Lissette Velez	Jenifer Lamy	Wanda A Snype-…	Robin Walker
Cassie Johnson	Tanisha Baptiste	Chet Desai	Bret Allen	Hannah Lambert	Aria Janiszewski
Justin Ryan	Cassandra Ward	Sara Tetoff	Natalie Hendryx	Sal Schifano	Gianna Rae Angeloni
Kiley Boardman	Kristen Paulson	Zykerria Ferguson	Marian Meyers	Elizabeth Sampson	Onisha Campbell
Karen Nesbitt	Keisha McClain	Tanya Renee Williams	Elizabeth Banks	Erica Pulley	Canvass Reed
Jeff Shaddix	Stephanie Hoffman	Nirquette Guillaume	Bradyn Sloan	Jeff Young	Nina White-Hodge
Mary Orakwe	Thomas Batcheller	Genesis Milam	Paula Davis	Tanisha Rayson-Henry	India E
Gaurav Tulsyan	Adam Renner	Debra Smith	Connie Florio	Eliz AB Eth B MOORE	Destiny Major
Jazmine Bolton	Heidi Hullinger	Lauren Males	Jasmine Wheeler	Brenda Colburn	

Thank You!

From the Mom Juice Team



Kristin Taylor in

Founder + CEO

Fiverr Collective 2025 | AfroTech Founder Circle 2024 | Black Ambition Prize Winner 2023 | Featured in Forbes | Named top CEOs by PureWow | Former brand...



Macie Mincey in

Co-Founder + Head of Brand

Powerhouse mom of four, on a mission to make Mom Juice a household name; 8+ yrs consulting businesses at Wells Fargo, successful tech acquisition, investe...



Rachel Roff

Advisor + Investor

Founder of Urban Skin Rx, Recently acquired by the American Exchange Group, under her leadership reached a...



Monique Rodrigeuz

Advisor

Founder and visionary behind Mielle (acquired by Proctor & Gamble) the fastest-growing, Black-founded, and women-le...







Anessa Fike

Chief People Officer

Fractional Chief People Officer | Provides strategic & operational leadership in HR, talent acquisition, & employer...



Alex Butti

Fractional COO

Launched the first canned wine (Bev) into the market with broad expertise to build, scale, and optimize both internal &...

Details

The Board of Directors

Director	Occupation	Joined
Macie Mincey	COO @ KT Winery Inc.	2021
Kristin Hines	CEO @ KT Winery Inc.	2020

Officers

Officer	Title	Joined
Macie Mincey	COO	2021
Kristin Hines	President CEO	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Kristin Hines	900,000 Common Stock	90.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2022	$4,100		Other
11/2023	$118,002		4(a)(6)
10/2024	$50,000		Other
12/2024	$100,000		Other
12/2024	$981,998	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Shopify Capital	11/21/2022	$4,100	$0 ❓	11.0%	11/21/2006	
Paige Goss	10/14/2024	$50,000	$26,000 ❓	4.0%	03/01/2025	Yes
MM Investments	12/13/2024	$100,000	$100,000 ❓	8.0%	06/03/2025	Yes

Related Party Transactions

$100,000 of the aforementioned $545,000 SAFE raise was from an entity managed by Company's COO, Macie Mincey.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	5,000,000	1,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Alcohol laws can change based on each state at any time - this can cause pauses in our sales cycle due to having to adjust to regulations

As a consumable product, we have to rely on suppliers and vendors to produce such products as grapes to make into wine which can vary based on climate issues like fires, droughts, etc.

We are scaling too quickly without the team and capital support necessary. We will need to move fast with our hires post-funding to continue on this growth trajectory.

Potential price increases due to economic and supply chain issues can be tricky to navigate

Potential price increases due to economic and supply chain issues can be tricky to navigate or cause an overall price increase for customers.

Our single-serve product is the first to market. We do have the risk of moving too slowly which is capital dependent.

Cash flow is an important factor in Consumer Packaged Goods. We have to maintain a positive cash flow to hit our target financial KPIs.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the

discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

KT Winery Inc.

Delaware Corporation
Organized August 2020
2 employees
1001 Bannock Street
#438
Denver CO 80204 https://momjuicewine.com/

Business Description

Refer to the Mom Juice profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Mom Juice has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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